UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 14, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Cempra, Inc.

File No. 001-35405 - CF#30279

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Cempra, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on October 29, 2013, as filed with reduced redactions on November 8, 2013.

Based on representations by Cempra, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

       Exhibit 10.18   through July 1, 2018

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

       Elizabeth M. Murphy
       Secretary